PENNZOIL COMPANY                                         NEWS
PUBLIC RELATIONS DEPARTMENT - PENNZOIL PLACE - P.O. BOX 2967 -
      HOUSTON, TEXAS 77252-8200
                                             FOR IMMEDIATE RELEASE
                                             CONTACT:  Robert Harper
                                                     713/546-8536

Pennzoil Board Adopts Shareholder Rights Plan

     HOUSTON, Oct. 28, 1994 -- Pennzoil Co. (NYSE: PZL) announced that its board of directors has adopted a five-year shareholder rights plan to protect the company's shareholders from unfair actions by third parties while the company pursues its strategic initiatives and projects to increase shareholder value. The plan (with a 15% "trigger") is similar to ones adopted by numerous other companies and replaces Pennzoil's five-year plan which expired in 1993.
     The plan entails a distribution of one right for each outstanding share of Pennzoil common stock. Each right will entitle the holder to buy one one-hundredth (1/100th) of a share of a new series of junior participating preferred stock at an exercise price of $140 per share. Each one-hundredth of a share of participating preferred stock would be essentially the economic equivalent of a share of Pennzoil common stock. The rights will attach to and trade with Pennzoil common stock (and will not be exercisable) until after a person or group acquires
15% of Pennzoil's common stock or commences a tender offer that would result in ownership of 15% of Pennzoil's common stock. The record date for distribution of the rights is the close of business on Nov. 11, 1994.
     If any person becomes a 15% stockholder (except pursuant to a tender offer for all outstanding shares of Pennzoil common stock at a price and on terms determined to be fair by a majority of Pennzoil's independent directors), the rights not held by the 15% stockholder "flip in" and become rights to buy shares of Pennzoil common stock at a 50% discount. After a "flip in" event and prior to a person's becoming the beneficial owner of 50% or more of the company's common stock, the board of directors may, in lieu of allowing the rights to be exercised, issue one share of common stock in exchange for (and in mandatory redemption of) all or any pro rata portion of the rights. In the event Pennzoil is merged and its common stock is exchanged or converted, the new rights "flip over" and require that provision be made so as to entitle the holders to buy shares of the acquiring person's common stock at a 50% discount.
     The rights may be redeemed for $0.01 per right by action of the board of directors at any time prior to the tenth day following the first public announcement of a 15% acquisition of beneficial ownership of Pennzoil's common stock.
     The rights are not being distributed in response to any specific effort to acquire control of Pennzoil, and the board of directors is not aware of any such effort. The rights are not intended to prevent a takeover but are designed to assure that all Pennzoil stockholders receive fair treatment in the event of any takeover and to guard against coercive or abusive tactics to gain control of Pennzoil.

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